Filed by Zendesk, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following is an excerpt from a transcript of Zendesk, Inc.’s Investor Day Presentation and Live Stream on November 18, 2021:

This transcript was prepared by a third party and has not been independently verified by Zendesk, Inc. and may contain errors.

Corporate Participants

Jason Tsai - Zendesk, Inc., Vice President, Investor Relations

Jeffrey J. Titterton - Zendesk, Inc., Chief Operating Officer

Mikkel Asger Svane - Zendesk, Inc., Chairman, Chief Executive Officer & Founder

Norman Gennaro - Zendesk, Inc., President of Worldwide Sales

Alexander J. Lurie - Momentive Global Inc., Chief Executive Officer

Shelagh Glaser - Zendesk, Inc., Chief Financial Officer

Jason Tsai:

Good morning, everybody. Thank you for joining us. My name is Jason Tsai. I am Head of Investor Relations here at Zendesk, and welcome to our 2021 Investor Day. With me here today is Mikkel Svane, our Founder and CEO; as well as Momentive’s CEO, Zander Lurie. We’ve got Jeff Titterton, our COO; Norm Gennaro, our President of Worldwide Sales; and then Shelagh Glaser, our CFO.

[…]

So before we get started, the safe harbor statement. During the course of today’s presentation, we may make forward-looking statements such as statements regarding our future financial performance, product development, growth prospects, ability to attract and retain customers and ability to compete effectively as well as the anticipated benefits of the proposed acquisition of Momentive. The risk -- the assumptions, risks and factors that could affect our actual results are contained in the earnings release and in the Risk Factors section of our prior and subsequent filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2020, our quarterly report on Form 10-Q for the quarter ended September 30, 2021, and our upcoming registration statement on Form S-4, which will include a joint proxy statement.

We undertake no obligation to update these statements after today’s presentation or to conform these statements to actual results or to changes in our expectations as required by law -- except as required by law.

Further, this communication is not intended to and shall not constitute an offer to sell or buy any securities or the solicitation of an offer to sell or buy any securities or a solicitation of any vote of approval.

During today’s presentation, we will present both GAAP and non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, not as a substitute, or in isolation from our GAAP financial information.

You can find additional disclosures regarding these non-GAAP financial measures, including the reconciliations with comparable GAAP financial measures in today’s presentation. And for certain non-GAAP financial measures for prior periods in the earnings press releases for such prior periods, all of which are available on our Investor Relations website. Please refer to today’s presentation available on our Investor Relations website for more information regarding forward-looking statements.

And with that, I’ll turn it the call, turn the event over to Mikkel.

[…]

Mikkel Asger Svane:

[…]

So let me give you a little bit like a high-level example of what I’m actually talking about. This -- all of these conversations we have in Zendesk, we store them as what we call tickets.

And when you zoom out of it, you have this -- you have all these tickets that are a combination of conversations, and all the workflow you build around these conversations. And what we can do today is we can help our businesses understand how you can categorize these conversations, that you can categorize them by, what is the topic? What was the conversation about? When did it happen? What is the sentiment about the conversation? What was the headline of the conversation?

So it’s like it’s a relatively rudimentary picture, but it gives you -- it gives our customers some ability to create some customer profiles. And for -- customers can then, based on their customer records, depending on how great they are, and, in honestly, in most cases, outside of B2B, most businesses have pretty poor customer records. Nevertheless, you overlay your customer record with this basic customer information. And then you have this customer profile, which is the starting point for most businesses today.

It’s a -- what we call, a very monochromatic picture of the customer. It has a little bit of static information, some lifeless data. And then it has a little bit of a kind of sense for some of the conversations that bit. It’s a very -- this is the business profile that most businesses operate today. But this is also where a kind of the Momentive acquisition from Zendesk plays in, and helps us evolve this customer profile. Because once you have the data about all these interactions and they have some of the customer data -- some of the basic customer data, by understanding better what customers think and what they feel, we can start having anchor points throughout these conversations and start building this much richer picture.

So like once we have the survey data, we can overlay the survey data with all the conversation data and the other records. We start to formalize the picture a little bit more. We start -- we can overlay it with all the NPS, sentiment, CSAT, all these ratings data, and we get a little bit better picture, the ratings, the reviews and, ultimately, the research. And finally, we end up with this layer of snapshots that, together, is building a much more full product chrome living three-dimensional picture of your customer. And that’s really our ambition here.

We need to help businesses evolve the picture they have of their customer. And so we really believe that the combination of Zendesk and Momentive generates that fuller picture that deeper context. The ability to see what customers do say and believe and to comprehend their intent, their experience and their sentiment. And the whole idea is that based on that, we’ll be able to help businesses build much better personas. And we can group these personas and tell them about like that type of customer and this type of interaction, they act like this or millennials, with this and that behavior, they act like this.

And ultimately, the ambition here is to have that as part of the workflow for driving all your engagement with your customers on a one-on-one level, creating much more meaningful relationships because, as we say, meaning emerges from understanding, but also as almost like an operating system for your business.

So building these, building these personas into models for your business processes, for your workflows, so you can use that intelligence and we can build models for it and all these different things. So you can build -- you can use this information as to power all your business attractions, all your customer engagement, your sales processes, your marketing processes, your product development processes, everything across the entire business can be powered by this much more refined picture of the customer.

And that is really, that is really the intention of what we’re trying to do here. And that’s, we think that’s -- we think that’s a big -- it’s a big ambitious goal. We think it’s interesting. We think it’s sexy. We think it’s worthwhile. We think it’s inspiring. We think it’s a challenge. This is going to be a hard work. It’s going to be a lot of interesting things, but we think it’s worthwhile because we think this can be truly game changing. We also want you to go on this journey with us.

So bottom line, we feel that we are in a very unique position to help businesses fully understand their customers. And as we are firing on all cylinders as a business, -- We are excited about this opportunity. The long-term opportunity to truly become a leader in customer intelligence. And we are seeing a lot of like -- with this acquisition, we are, of course, seeing a lot of near-term opportunities for accelerating our growth for adding to our business, and you’re going to hear a lot more about some of these details today. But there’s no doubt that like the long-term ambition about building customer intelligence is what really fuels this acquisition, what fuels our excitement.

I want to share also a kind of personally on a personal level, how excited and confident I am about the journey ahead of us. And a lot of that confidence is just anchored in the admiration for the SurveyMonkey brand, a brand that I’ve known since my -- as a young man coming to San Francisco with a dream, but also just an admiration of the Momentive business, and appreciation of the many hidden gems that are in that business. And of course, the leadership of their CEO, Zander Lurie. And we have invited Zander here today because we felt for a lot of you people, we know that Momentive is slightly unknown asset, but we want to give you a really good understanding of that business and the many great attributes on that.

So with that, and up, Zander, good to see you in the suit. That’s the first.

Alexander J. Lurie:

Thanks so much. Well, I subscribe to Mikkel’s vision for this customer intelligence company, and I’m thrilled to share what we bring to the equation today. So thank you for having me.

Everybody here is familiar with SurveyMonkey. We have built a ubiquitous brand for everybody who’s been on the internet in the 21st century, you have intersected with our products. And I like to think that our products are beloved because our software sits between one human being asking another human being for her opinion, and people want to voice their opinions.

So you may be very familiar with the core flagship SurveyMonkey brand, but you’re probably less familiar with the Momentive business. And I’d like to share a little bit about the journey we’ve been on over the last 5 years.

We’ve built a very impressive enterprise-grade B2B portfolio of solutions, really anchored by our CX product. Folks have gotten more and more familiar with customer experience because we live in a world where patents and supply chains don’t protect your business like they used to. Customer experience is about delighting your customer, and we have a powerful solution and get feedback that we’ve built.

Internal customers, right? We’ve heard a lot about the great resignation and the human capital market. Employee experience is a critical job function, not just for the CHRO, but for the CEO. And our employee experience applications is one of the most widely used -- functional use cases of SurveyMonkey that we’ll talk about today.

And then potential customers. Not too many folks know about the Market Insights business. We’ve built to help folks identify their future customers. All of this functionality sits on an enterprise-grade platform that we’ve built over the last 5 years. And the AI and ML investments we’ve made to power these experiences.

We’re talking about massive scale, close to 20 million active users on our products, answering 25 million questions a day. That kind of density of data produces 9 million AI and ML predictions for our customers every day, 55 billion answers on our platform since inception. You’ll hear a little bit more about our customers, our products and our business. Our business today is on a $460 million run rate as of Q3. 345,000 organizations around the world pay for our products.

I’ll talk a little bit about some new metrics around net revenue retention today. But importantly, our investments and focus over the last 5 years has been to build out our sales-assisted business. Today, that business is on a $150 million run rate, up from $30 million just 3 years ago. We’ve signed, in the last 3.5 years, 10,500 sales-assisted customers. That business is up 37% year-over-year. And as that sales-assisted business flows through our entire business, you see there’s a natural tailwind in terms of our overall growth rate.

Over the last few years, since going public, we’ve disclosed that our net revenue retention for our organizational customers is over 100%. Today, we’re announcing specifically that’s 107% across our organizational customers. But to put a finer point on it, in our sales-assisted business and our multi-use products, our net revenue retention is 119% and going up. We have paying customers, who sit inside of 95% of Fortune 500 businesses.

Over the last 5 years, we’ve made a lot of progress, but I want to talk a little bit about where we’ve been. When I started, we did a deep strategic analysis as most CEOs do when they come in. And really, we confirmed two big insights. First, our products were used at work. People don’t buy our products on the weekend. It’s not a consumer website. It’s not a consumer application. People buy our products on the web at work, expense them to work, and do work things with them to help their business grow. We found really the big meaty use cases where people were using our products to do better by their customers. We want to deliver better experiences for our customers. Second, we want to deliver better experiences for our employees. And third, we want to help find our future customers.

So we really went on a transformation to build out an enterprise-grade platform to support our customers, buying our products for work use cases. We deepened our analytics so that we could deliver really excellent applications on top of this massive data scale that we collected. We launched purpose-built software solutions that our customers love, and you’ll hear more about. And then 3 years ago, we really started to invest in our go-to-market motion to take our products out to market. And just 5 months ago, we rebranded as Momentive to go create a blank canvas to tell those rich customer testimonials.

And today, we are transforming at scale. As I mentioned, $460 million run rate, but specifically, that sales-assisted business at $150 million, growing 37% year-over-year gave us confidence that we have the kind of product portfolio to deliver for the most demanding enterprise buyers. But it’s a really crowded market for new issuance. I know folks have a lot of companies to cover. You haven’t followed our story as closely, but you know who has? Our customers. And you know why? Because they need our products to challenge the most difficult problems they have in their business. These are some of our 6-figure customers, obviously, world-class logos, companies across every vertical, digital-first companies and companies that are navigating this digital transformation for the first time, companies that were started in the last decade and companies that were started over a century ago.

Companies using our products to do better by their stakeholders. And they’re buying our products for agility. They’re buying our products because we deliver on time to value. It’s the CX Manager at a retail brand who was finding that shopping carts were getting abandoned. And so they asked, what’s going on? And that they found is that their customers wanted wish lists on the site. Their customers wanted more payment options. Their product and engineering team shipped those features, and they saw NPS go up by 11% and average order value on those shopping carts go up by 62% in 3 months.

It’s the talent manager at a large tech company, you know and love, who was doing 30, 60, 90-day surveys. And what they found was, their new employees who are a critical cohort inside of every growth company hated the new onboarding process. They felt like it was a wish list or a checklist. So they changed that experience, and they recently told us that their retention and job satisfaction is at an all-time high. And it’s the marketing manager of a plant-based food company, who found out using our market research solution that a number of cohorts weren’t just vegetarians, they were buying it for health-conscious purposes and changed many of their ad campaigns and their spend to drive a 21% increase in sales.

We solve big relevant problems for our customers. You all know from the companies you cover this is not just us. This digital transformation is happening at scale. And digitally native customers cannot rely on services intensive, expensive and slow companies in this transformation. Whether it’s the way we interact with businesses or the way our employees interact with us, data-driven is the new norm, and the experience gap is real.

And companies want to show up a certain way and they hear time and time again from their customers, from their employees that they show up differently. That’s where software comes in. It’s awesome to have a really smart gut, but that gut of the world’s best leaders is driven by billions of data points collected and only software can achieve that. This is our massive market. We are talking about an $80 billion market when you look at the core components of customer experience, employee experience, market research. $80 billion market and growing. Much of this spend is trapped in services businesses. And it is going to be unlocked. Now it is going to be unlocked, software is going to eat this market. Let me reiterate, our software is going to eat this market. We are not the only ones that have figured this out, but we have invested in our enterprise-grade platform and differentiated it from our competitors. Companies have increasing demands and its table stakes around security, privacy, data regulation. But you don’t have to combat complexity with complexity.

The end user wants easy to use, elegant and [delightful] software and that is where we win. Powerful, easy to use software that delivers time to value quickly. We win even paramount. We win when time to value is time to value is critical. I was reminded of a Fortune 500 CPG company who, last year, the CEO told me, “I didn’t know who ran our website. I didn’t know where to find her in the organization. And now I meet with her on Zoom 3 times a week because it went from being a single-digit percentage of our business to being the only front door we have to talk to our customers.” This company ripped and replaced Qualtrics out. We moved in, we’re up and helping them drive business value in weeks. That’s the kind of differentiation the software companies who prioritize time to value, ease of use, elegance can help customers win.

So this journey to become a more robust enterprise-grade platform is really about how do you deliver on the security regulations and certifications that the most discerning, most demanding IT buyers in the world demand.

And I’m proud to say we are meeting the requirements of these buyers, time and time again in the market. But again, this is just table stakes. Companies aren’t spending hundreds of thousands of dollars with us on surveys. They’re spending that kind of money with us because we enable them to collect feedback anywhere, off-line, online, on their website, on their app, via their consoles in their car, ATMs. These are the kinds of touch points they need to collect the feedback that is important to their business.

Our products integrate with the enterprise in the fabric of the enterprise, identity governance, administration, the kinds of things that central buyers demand. And we’ve built on top of this platform the analytics, leveraging AI and ML to deliver the kind of insights that Mikkel discussed, take me from insights to, take me from what I’ve learned via unstructured feedback to make the right call for my business. Where do I spend money, how do I launch the right product, what is the right pricing for specific cohorts? All of this easy-to-use software really enables these customers to get time to value. And importantly, what you will learn what the Zendesk engineering and diligence team learned is that our platform will be easily integrated with Zendesk post-acquisition.

So let’s just double-click on this software now, if you would. Dashboards are critical. Dashboards and visualization of data is critical for VPs with budgets. This is what they’re spending money on. Just think about the tough calls we’ve had to make over the last 20 months, how to close our offices? What employee benefits to offer around mental health? When to offer discounts to first responders and health care providers? When to raise prices in an inflationary environment? Having that extensible longitudinal analytics around our brand tracker, around CX sentiment by cohort, by signal, by geo, by region, this is the kind of analytics that sits on top of a massive enterprise-grade platform that enables folks to make important calls.

And the tsunami of signals that come from Zendesk in the future will be married to this data set and deliver on the customer intelligence that Mikkel referred to.

Folks like to talk about AI and ML, but without scale, there’s just nothing to talk about. We have over 880,000 paid users, close to 20 million active users, again, responding to 2 million-plus surveys every day, over 25 million responses. That data feeds our engine, and enables us to launch applications that deliver those kinds of insights. Our Genius feature really helps you ask the right question. It helps you put the right answer type. Our data quality models weed out poor answer quality, removing the noise to give you that rich signal that you need to make the right decision. And I don’t need to tell a room of portfolio managers about the importance of benchmarks around MPS and CSAT to gauge how you are comparing vis-a-vis your competition.

These aren’t just one-off use cases, these are the use cases we encounter. When people are asking, why is my shopping cart being abandoned when we try and attach insurance protection, or which ad campaign for enterprise, for electric vehicles will resonate best with boomers? Or how do we deal with Gen Z on the return-to-work initiative when they’re overwhelmingly telling us that optionality and flexibility is the most important answer they have in picking jobs?

The value we drive per use case is super easy to understand. For customers, it’s about long-term value. It’s about minimizing attrition. For employees, who are our most important asset in terms of driving business value, it’s about job satisfaction, and minimizing attrition, and minimizing cost of replacing key talent in a world where we’ve seen higher attrition than ever.

And of course, in market research, it’s about which products to launch, how to price, which campaigns are going to resonate with my future customers. These are challenges that sit adjacent to Zendesk’s customers. And as you think about the platforms of the future, platforms delivering more value to customers, it’s about broadening the aperture of customers you serve. As Mikkel said, it’s not just the support but not just the support teams, they’re serving. It’s our legal group and our HR group, everybody who wants really elegant, easy-to-use workflows, not just on engaging with customers, but understanding what is going to help your customers in the future, and then measuring with longitudinal analytics and dashboards. How you are doing to serve those customers. And so the value we deliver, which enables the revenue we are able to garner, is really easy to measure in terms of the core value proposition.

We have 2 go-to-market initiatives and motions at Momentive. First, as I mentioned, is our product-led growth motion. We have been delivering for customers on the web for 22 years. We have paying customers who sit inside of 345,000 organizations from multinationals down to small business in a 170-plus countries. We haven’t disclosed this before, but 40,000 of our customers have over a 1,000 employees. We just launched a Teams product 3 years ago. Today, 1 in 3 of our paid users sits on a multiuser Team. And as I mentioned, we have 107% net revenue retention in this part of our business, the product-led growth, otherwise known as self-serve part of the business.

Just 3.5 years ago, we launched a sales-assisted motion. Importantly, we’ve gone into companies where we have a large footprint of paid users, large footprint of free users, and identify who the buyer might be to harness all the power of that data collection, and capitalize on the integrations we’ve launched, identity, administration, governance we’ve launched. And when we have a sales-assisted customer there, you see a 4x revenue uplift. That’s when we land with 1 product. When we land with 2 products, it’s 5x from there, and when we land with 3 products, it’s 10x. In the sales-assisted plus multiuser part of our business, our net revenue retention is 119%.

Importantly, 94% of our sales-assisted customers buy 1 product. So we believe there is a multibillion-dollar business within our existing base of 10,500 customers where we are going to school on companies like Zendesk and others that have showed us what land and expand means.

There’s a massive opportunity within our existing base of 345,000 organizational customers to upsell onto the enterprise-grade products that you see being bought by world-class companies.

And just to bring that to life a little bit more, a Fortune 100 diversified technology company you all know, and have interacted with many, many times, 3 years ago, they had hundreds of paying subscribers. People who sit all around the world with a URL, paying for SurveyMonkey. All that data was owned by them. The organization had no access to it, and it was totally siloed without any integrations, branding or governance. We moved in with a sales-assisted opportunity, turned that into a sales-assisted customer. Tens of thousands of dollars went to hundreds of thousands of dollars. That business relationship expanded organically as people used our products, now that we were kind of blessed by procurement, and we moved into multiproducts. That’s now a company who’s buying all 3 of our major products, spending $1.5 million a year and growing.

Our biggest growth opportunity customers are our biggest customers today. A financial institution, many of you have checking mortgage, savings with, same story. Hundreds of paid users. We went through all the rigorous banking, security, compliance regulation, became blessed and bought by the company on an enterprise level. They’ve now expanded to 2 products, and are generating over $600,000 of revenue.

And then 1 of the top 50 tech companies, 1 of the top 5 software companies, same story. Started with that product-led growth motion, turned it into a sales-assisted customer, has become a big market research customer. The CEO wasn’t thrilled with the brand that the team came back with. He wanted to test it against certain cohorts, got thousands of responses and 24 hours in the next week, made a brand change. That customer is generating over $1 million of revenue for us today.

We haven’t talked about this much, but part of the reason that Mikkel and I came together with this vision for Mikkel’s customer intelligence story is so many of our customers were pulling us to Zendesk. In Q3, before we announced the transaction, we went back and evaluated gong calls, which we use in our sales-assisted motion. And we heard 300-plus times our customers asking for a deep Zendesk integration. They want to consume their SurveyMonkey data inside of a system of action. They want that more data, more context in a system of action. And time and time again, that system of action was Zendesk.

I don’t know many CEOs who have more demanding stakeholders and different stakeholders than Dara from Uber, who said no one is better positioned than Zendesk and Momentive to help us understand the customer we have today, and the customers we have tomorrow, across Eats and Delivery and Mobile, tons of different cohorts of customers in that marketplace. Hayden Brown from Upwork said, our customer success infrastructure is increasingly reliant on 2 companies, Zendesk and Momentive. I can’t wait to see the innovation that comes out of this combination. And Chime, a $25 billion company in financial services, disruptive banking, talked about how Momentive and Zendesk are powering so much of their relationships with their customers.

So we are being responsive to where our customers want us to go in terms of what we’re innovating, how we’re going to be working together. And we’re pretty excited about the customer intelligence company of the future, again, delivering more data, better context in a system of action.

So as Mikkel said, you have to believe the power of this combination is going to bring real revenue synergies. And to me, after building for 5 years our enterprise-grade portfolio, our go-to-market motions, I could not be more excited about taking the existing high-quality product portfolio we have, and plugging in to the varsity go-to-market motion that Norm and his team have built.

As we think about the scale of Zendesk go-to-market motion, the global nature of it, the sophistication and enablement this team has, that is hundreds of millions of dollars of future investments that we will be adopted into to help us take these products to market faster and accelerate our growth.

As you hear from Jeff, the product-led history we have at SurveyMonkey, and the product-led growth that Zendesk has, we’re talking about incredible opportunities to marry products that can deliver more value to customers and harness more revenue for us through pricing and packaging.

When you hear more about the Zendesk’s Suite, delivering 25% of their business today, it was just launched in February. Think about what our SurveyMonkey teams can bring to that portfolio. And then, again, what we’re going to deliver in the future as we bring more of this customer intelligence opportunity to expand our TAM and deliver more value to customers. I couldn’t be more excited about the future with this team and look forward to chatting with you all later on.

Thank you very much. Back to you, Mikkel.

Mikkel Asger Svane:

[…]

There’s so many things to love about this business. There’s so many things to build on. There are so many things to explore, and like and get our teams really engaged and excited about the type of innovation we can bring to market. And of course, first and foremost, the type of things we can bring to our customers, and the value we can bring to our customers so quickly.

I’m going to introduce you to Jeff Titterton, who is our COO, who’s been with the company for 5 years now, feels like 50. Like part of what also gives us our confidence about our ability to do this and now is a lot of the rigor that Jeff has brought to our business, and really kind of -- we’ve really seen that over the pandemic year. He is like an execution machine that drives growth, that drives efficiency and really makes us incredibly customer focused.

And I’ll let Jeff himself take you through that. Thanks, Jeff.

Jeffrey J. Titterton:

[…]

And then I’m going to talk about this combined entity of Zendesk and Momentive. And you heard Mikkel and Zander talk about a lot of the exciting things that are going to be coming. I’m going to take a step back and get into some of the details about what we’re going to do in the next couple of years to build value now because there’s a lot of pent-up demand. It’s really exciting demand. You heard Zander talk about his voice of the customer coming in. We have a lot of pent-up demand for their offering as well, and we can build that value over the next couple of years while we build to that longer-term vision.

[…]

One thing you might not have noticed is that a lot of our value props are the same or very similar value props to what Zander called out. And this is super important because if we’re going to come together and build a customer intelligence solution, we want a solution that has all of that combined power, that powerfully simple, ease of use, time to value, all of that. So that’s going to make this easier for us as we go forward. And it’s also going to attract the same kind of customers.

[…]

I’m now going to talk about Zendesk and Momentive. And you heard the vision from Mikkel and Zander. I’m super excited about it, like as an operator who lives in the world of how do I better communicate with my customers? This is Nirvana, like I just can’t say it without getting really excited. It is literally Nirvana. If we can make this happen, there’s so much -- a person like me who’s worked on go-to-market, worked in product site can do with this kind of product.

But what I’m going to talk about today is a lot of what we’re going to get value in the short run because I think it’s super important that we all know, both at our company and out in the financial community, understand that we’re going to be able to get a lot of value right out the gate, and build that value up as we plan, and build this bigger customer intelligence solution.

First and most obvious is this sales-led growth. Norm is going to go deep on this, but day 1, right out the gate, we are going to be able to sell. I’ll talk to you a bit about how we already know there’s more untapped -- excuse me, more demand waiting to happen, right? We have customers telling us, “I want this functionality.” That is the best thing a salesperson ever hears. We have our sellers saying, “I can’t wait to sell this because I know my customers want it.” I love it when a seller tells me that, right?

I’m going to talk more about product-led growth because it’s a really important part of both of our company’s histories, and it’s also a really important part of, yes, we’ll sell more self-serve, which is a long tail of a lot of volume, which is great, money is always good. But it also will build awareness for our larger enterprise customers, which will help our sales teams sell more. It will build demand for them, which is great. It will also build demand for the customer intelligence solution as we build toward it.

All right. Product-led growth. As I said, and you’ve heard Zander talk about, both of these companies have a long history of product-led growth.

We had no sales team at either company in the old days, right? These were companies that grew because people loved the product and because the product teams built system to make it easy for them to learn about, and adopt, and buy with a credit card. But product-lead growth is about a lot more than that. It’s about building functionality into the place where all of your buyers are spending all their time, which is in your product and helping them understand that value and get that value.

So I’m going to talk first about some table stakes work that we can do. How do we get more of these large bases that we both have to learn about and buy each other’s products? That’s table stakes. It’s like a growth marketer. I go, this is a no-brainer. I have to do this. I’m going to make a bunch of money off of it. We have a lot of history on that.

And then I’m going to walk you through product integration that we’ll be doing. Our product teams will be leading over the next -- excuse me, over the next couple of years, starting with easier product integration, we can do to get value quickly, and into more complex, and more embedded integration that will bring a lot of value to our customers.

So first, is table stakes work, cross-selling to your bases, it’s a no-brainer, right? Again, we have easy access to purchase for our customers, and a lot of our customers purchase from us all the time this way.

Zendesk has over 100,000 of our customers buy from us online, right? They might work with their sales team, but they -- we also enable them to buy online. And then Momentive has 335,000 customers. That’s a lot of paying customers who buy from them online. Of course, these customers are smaller on average, right? Some of these customers are the little ones that we aren’t going to spend time on a sales-assisted motion.

But an important thing to note is that, actually, a lot of our larger customers are buying online from us as well. They might -- they’ll start with a sales-assisted motion. But we will then intentionally enable them to discover and buy more products from us online because it’s the modern way, it’s how they want to work. They don’t want to have to call their salespeople every time they want a whole new feature. They want to be able to just go and add it, and get the value quickly.

You can -- to make that more real from you from a data perspective, we’ve got 35% year-on-year growth in our Zendesk self-serve bookings in Q3. Again, this is bookings not tied to a salesperson doing a sales quoted process, but bookings where the customer is just buying online.

If you double-click into that, for larger sales-assisted customers, it’s grown 70% year-on-year. That was by design. Partnering with Norm’s team, our product teams came together and said, “How do we make it easier. We want our enterprise customers to have that fast access to adding more value.” And so we built systems to enable them to do that. That frees our sellers up to work on more interesting stuff with our customers. It frees them also up, of course, to go and reach new customers, which we all love.

Here, you can see some integrations that we’ll do to make that easier. We have admin panels, both of us. Admin panels is where the action happens where people buy more, administer more, incredibly important real estate for any company.

We will -- we do this with our own existing products. We embed promotion within them and kind of discoverability within (that’s probably a better word than promotion), and we will do that. We will bring advanced surveying capabilities from Momentive quickly into Zendesk. Again, this will cause them to self-serve. It’s also cause them to call Norm’s team.

Momentive is going to do the same thing in reverse, right? So again, we’ll get that joint benefit. We’ll also embed this into our trial workflows and our free users on the Momentive side. We have huge bases of trialists and freemium users. And what we’ll see is this is, again, an easy attach. We know we’ll get value there. We know we’ll get a higher ACV from those customers because a certain percentage of them are going to get this, and they’re going to buy it.

Okay, that’s table stakes. Looking into near-term product integration. We, of course, are open, flexible companies so we can do product integrations very easily with our APIs. First, I want to tell you that this demand already exists. I said I was going to talk about this. Let me make it a little bit more real for you. You probably don’t know this, but on average, Zendesk current customers send out more than 2 million surveys a day already using Zendesk. Based on Zendesk CSAT surveys, they send out NPS surveys. But what they also tell us constantly is, “I want more functionality from our surveying capabilities. I want to be able to create custom surveys. I want things with more deep advanced analytics.” And right now, they have to go outside of Zendesk to do that. So it’s -- we’re sending them away from us when they’re coming asking for a capability.

With Momentive, we’re going to be able to take their advanced surveying functionality and create simple integrations that our customers can buy very quickly. And that’s going to create, again, adoption from sales-assisted, but also adoption from self-serve. On the other side, so we have that high demand voice of customer telling us, “I want this,” right?

On the Momentive side, as Zander mentioned, they were already building a Zendesk integration because their customers were asking for. Long before this thing started, they were saying, “oh, wow.” A lot of customers are saying, “We want Zendesk integration for our CX use cases, let’s build that. So that we’re going to have that go to market relatively quickly as well, where you can connect your surveys right into your service CRM. Again, a lot of customer value and a lot of adoption that should be really easy for our sellers to add to their bags.

Moving ahead a bit. So that’s, again, we’re going to like from table stakes to easier integration to some harder integration. But still achievable is we’re going to start to do deeper integration to bring this value to life for our customers. So here, you can see an example of automated ticket creation. Someone’s filled in a survey, they’ve expressed disappointment with the brand, which happens all the time, right? And the brand wants to know about that. Brand doesn’t want to just send that into a survey and then go these customers hate us. They want to solve the customer’s problem.

So a low CSAT score on a survey or a low survey score will feed into the CRM, providing customer insight, giving them intelligent solutions that they can do to make -- solve this customer’s problems, and triggering them to take action, frankly, take action that they can go, “Oh, I need to solve this customer. I’m going to do a workflow that I’m going to get my agent to reach out to this customer proactively and figure out what’s wrong.”

Keeps going, right? We get to a place where you start to see in relatively short time that we start to have deeper product integration. We start to get that bigger dashboard insights that Mikkel talked about. This is Nirvana. As I said, for an operator like me to be able to bring all this data together and really understand my customer a lot more is really powerful because I can then take that data and I can use it in 2 ways. First, I can trigger workflows in action, right? I can go, “Oh, wow, this person is unhappy for these reasons. I’m going to trigger a workflow and have either an automated thing or I’m going to have 1 of my agents reach out.” But it also starts to provide me as a management person with insight into what’s the real customer problems.

And that’s incredibly important for teams because they need to understand that those key problems have helped them fix the underlying product problem, the underlying business problem, and that means to all customers being happy.

So again, you get that individualized, personalized customer fix, and then you also get broader management insight, which is incredibly hard to get and incredibly powerful.

All right. So this leads us up. So we’re going to get value throughout all of that as we go, financial value and customer value. And that leads us to the broader customer intelligence solution that Mikkel talked about. Again, very exciting for operators like myself.

So you can connect that insight to action in a really meaningful way. You get to develop -- you listen to your customers, right? You get all these listening points that come to you from your customers, whether it’s your CRM data, market research data, survey data, and all this -- and third-party data, bring all that in to develop that richer picture, that clear picture Mikkel showed. That is real, and that is great for customers who are usually trying to figure out looking at different data sources, what they should be doing. It makes it much more complete.

And then you connect that -- you connect that to a workflow engine to business system, and you can act on those insights, right? And that is, again, Nirvana x2, because it’s not just the insights of like, “Oh, wow,” it is, “I’m connecting this, I am making improvements that are helping my business.” There’s a lot of use cases we can do here, right? So of course, CX is an incredibly important one, and we’ll start with that and focus on it, but there are big use cases across the board here.

Let me end by talking about a few of those use cases. First, CX. Of course, CX teams are increasingly becoming revenue-generating teams, or they aspire to is probably a better word for it. Not all of them are. They aspire to be teams that are driving loyalty, driving retention, measuring that retention. And that is why you see the rise of the Chief Customer Officer, you see the rise of retention as a #1 KPI that every company is focusing on. This system enables companies to better understand the customer pain, and take action immediately to improve that retention. Hugely powerful.

Customer-facing use cases like marketing, sales, success, really powerful as well because, again, I can collect a lot of insight about my customer and create a more targeted, personalized experience for that customer. What do I know as someone who’s been in marketing for 1,000 years? I know that’s going to increase the customers’ engagement. It’s going to increase their conversion rate. It’s going to increase the amount they’re buying for me, and it’s going to increase my overall revenue.

Product teams, again, old school product has a customer advisory board of 10 people who tell them what to build. And oftentimes, someone in management says like, “Are they the same 10 people? Like I mean I’m worried you’re not really getting the full picture here.” For a product team, this customer intelligence solution is powerful because it’s an at-scale view of what your customers are telling you, how they feel, and what they’re actually doing in your system. That is a huge win for them to understand what part of my product is working, what part of my product is not working? So big opportunity there. Again, that will increase engagement.

And then a myriad internal use cases. We like to focus on HR. HR is a team that needs a lot of data. They have to deal, especially in this world of increased competition. This empowers the HR leader to act on these insights and really focus on understanding employee sentiment to improve employee retention. What do you get out of this? You get higher CSAT, higher NPS, higher engagement, all those lovely leading indicators, what do those lead to? They lead to lower churn, higher retention, better conversion, higher expansion, and of course, more revenue, which, of course, we love.

So speaking of revenue, I got to welcome Norm Gennaro, my friend and partner in crime here to the stage. Norm is going to talk to us all about the enterprise and beyond.

Norman Gennaro:

[…]

So Mikkel talked about Logitech, but you would have seen similar success at companies like Siemens, Amway, Roadblock, Newbank, all of these accounts, where they’re transforming that customer experience by leveraging our best practices and using us around the globe. So it’s a journey we see Momentive starting, and we think we can actually accelerate given our people, the experience and our global footprint.

[…]

Now let’s talk about a little bit of what I think is exciting, the joint venture of Momentive and Zendesk. And as well as we’re doing, Momentive gives us additional opportunities and capabilities that I know as a sales team we can bring it to market. And so it helps us realize that customer intelligence vision and further accelerate growth. Jeff talked about a lot of new product capabilities as we went through his presentation, and we’re confident that we can sell those. Its capabilities that the customers have been asking for.

And then you have that huge Momentive base that opens up a number of doors that we can go sell into. Add in that customer intelligence capabilities and the touch points that we get there, the joint customers give us another set of opportunities. So there are a number of ways that we can actually accelerate growth here.

Right off the bat, we see a number of ways and similarities of how Momentive goes to market today, and how we used to. So we can absolutely leapfrog their sales team forward to where we are today, dramatically speeding up that enterprise transition.

And there’s cross-selling opportunities within our base and the opportunity to sell Zendesk within their base. So over time, this gives us just a whole new set of opportunities with joint customers, and then you have that international experience that we bring.

If you think about what our customers are asking us for today, right? Stronger capabilities around the data collection. That’s the opportunity. Think of any of our subscription selling customers, right? They collect survey feedback throughout the customer journey. They’re depending on the answers. They may want to interject or intervene and react before someone unsubscribes as an example.

So there’s more than just CSAT, right? It’s sentiment analysis, it’s product feedback, it’s benchmarking, it’s these data and metrics at scale to go along with the rich insights and automation that you get with Zendesk. And so it’s those capabilities that we can immediately go sell into our base.

But Momentive also has a huge base as well that we can approach. And so we’re excited about the doors that, that can be opened. 85% of Momentive space is not on Zendesk yet, and they have 95% penetration in the Fortune 500. So look, Zendesk has always been very good, as I talked about earlier, with the land and expand motion. That has been our bread and butter over the years.

So we are very happy to go into these enterprises and upsell and cross-sell. We talked about the global footprint, and that being another huge opportunity to accelerate revenue. We immediately grow Momentive’s sales team massively, right? And that’s with a sales team that understands their product. We understand how to sell it. And it’s also a team that I discussed earlier that’s moved upmarket over the years and has strong leadership globally. So we’re ready to take on these products and go sell them.

Shelagh has a detailed model that she’s going to walk you through that kind of ties back these synergies to revenue. But I think most of you know me, I like to make it easy for our team. So the way that I would describe it to them is this is effectively 1 deal per rep per quarter, and that’s in 2023. In 2025, it’s 2.5 deals.

I have a feeling you’re not always going to be this nice to me, Shelagh, but we’ll take it for right now. And especially as we build out that customer intelligence vision, this seems a good thing to do. That vision, that customer intelligence vision is really about helping businesses build a richer picture of their customers and take action.

So you not only understand how they think but how they feel and connect it to those automations and the workflows that Zendesk provides, and it enables you to engage with your customers in a meaningful way.

All right. That unlocks more use cases than for us, right, across all of the departments in an enterprise. It expands our footprint, the conversations that we can have, the value that we bring to an organization just increases, which makes us more competitive and further differentiates us against a sales force or a ServiceNow. And so it’s a great opportunity for us to do a lot more with our customers.

With that, I’m going to turn it over to Shelagh.

Shelagh Glaser:

[…]

As we look out, we now believe by 2025, we can have $3.4 billion in revenue. That’s a 26% CAGR, so raising 1 point just because of the progress we’ve already made. And when we think about that and look at it in terms of the TAM that we serve, from ‘18 to ‘21, we’ve been able to grow at about double the rate of the TAM that we serve. We think similarly between ‘21 and ‘25, we can grow at about double the rate of TAM. We view our TAM that we’re going to serve to be $85 billion by 2025.

And again, built on this success, built on this progress, built on this confidence, we think now is the time to raise our aperture for an even larger opportunity. And we’re looking forward to increasing our TAM opportunity with adding in the capabilities that we get from Momentive that Zander talked about. That adds another $81 billion in TAM as we add in our customer surveys, we add in market research, and we add in customer intelligence. So we think we have a bigger opportunity really double what our 2025 TAM is.

And Norm just talked about this a little bit. We think there’s immediate synergies that can be gained. So we’ve talked through, we have the opportunity for sales-led growth. We have the opportunity for product-led growth, and we have the opportunity longer term to build out that full customer intelligence that Jeff talked to us about. Our expectation is we’ll close the deal in early 2022. We will move quickly to integrate the sales teams and quickly to integrate the product teams although I didn’t assume we’ll get significant synergies in 2022 as we’ll just be bringing all those teams together.

In 2023, we’re expecting that cross-sell that Jeff talked to us about. We’re expecting that global footprint that Norm talked to us about, and helping that sales-led business-led Zander has already been building, helping accelerate that with the muscle that Norm’s built in that go-to-market motion. Similarly, Momentive team will be able to sell the Zendesk product. So we’ll have everybody really coming on to sell that. We’ll be able to have the teams ramp even further in 2024, triple that to about $150 million. And then by 2025, we’ll have some of those new products coming in that Jeff talked about.

And Norm started kind of the simplification. So let me just give you kind of a simple mental model because it’s hard to keep track of all these things where we’ve got so much opportunity. So just a simple mental model. To achieve the 2023, we just need our Zendesk sales team to sell one more deal per quarter per sales representative. That’s about a 2% productivity improvement. So pretty modest. For 2024, we need those same sales representatives to move up to 2.5 deals per quarter per Zendesk sales representative, and that ramps to about 4 deals per sales representative per quarter in 2025. We believe this is very line of sight. We have infinite confidence in being able to do this, and we believe that there are synergies beyond this. The products that Jeff is talking about, building longer term, we think those products have synergies. So we feel very confident in these synergy numbers.

Putting this all together, we believe we will be able to create a larger at-scale company growing faster with the combination of our organic stand-alone Zendesk growth rate of 26%, adding on the synergies and adding on the Momentive-based business to get to a 27% growth rate. And our long-term ambition now is $4.6 billion in 2025. And with that, we also view opportunity in our profit model to our long-term goal.

As we think about this much larger revenue company that’s much larger at scale, this much faster growth company, we believe by 2025, Momentive plus Zendesk can achieve 14% to 16% non-GAAP operating margin. That’s double Zendesk stand-alone 2021 current guidance of 7.5% non-GAAP operating margin. And further, we don’t think we’re done with that. We think longer term, we can create a path to 20%-plus non-GAAP operating margin for this combined organization as we continue to improve gross margins and continue to get scale from our joint investments.

[…]

And with that, I’ll turn it back over to Mikkel. Thank you.

Mikkel Asger Svane:

[…]

I’m going to leave you with a few things here. Just like we feel incredibly confident about our business. We have -- we built a really, really amazing team. We’re executing really, really well. We feel very confident about our growth towards ‘25 and that we can continue to execute. We have lots of room. We have permission to play, lots of things for us to do.

Like the combination of Momentive and Zendesk here is going to bring a unique combination of empowering businesses to engage, serve and acquire their customers and build much better, more meaningful relationships and really use up -- like instrument those relationships as part of their business processes. We think it’s a fantastic opportunity. We think it’s going to be game changing, and we are looking very much forward, both to reap those short-term opportunities there are, but of course, to build this long-term vision. And we want you to join us in that journey.

Thank you very much. Let’s take a short break, and we’ll be right back. Am I leaving it over to you, Jason?

[…]

[Break]

Question and Answer Session

Jason Tsai:

[…]

With that, let’s get started. We’ll kick it off with online question first. Director of the group, you’re growing -- Zendesk is growing at faster than Momentive. Why buy a slower growth company to dilute your own growth? How does this accelerate your own growth?

Mikkel Asger Svane:

Should we do the slides again? No. But I think we made a good point for where we see opportunities to accelerate the growth of the Momentive stand-alone business, where we see opportunities to accelerate our growth through Momentive products and finding those synergies. And that’s what we are doubling down on. And we’ve tried to quantify it as well as we can as of today and given you some good insights into how we plan to operationalize that and we feel very good about that.

Jeffrey J. Titterton:

I think the other thing I’d add is that we just have a more mature go-to-market. I mean, Zander talked about that. It’s no secret between all of us, of course, that we’ve been doing really enterprise sales motion a lot longer and learning the hard way over the years on how to become a more true enterprise selling company. And we’re still on that journey, but getting better every quarter. And so we’re going to be able to just accelerate their growth very easily.

Second thing I’d add is what we talked about is we just untapped demand waiting for us. This is really synergistic with our customers’ needs. So there’s just going to be a lot we can do with this brand.

Norman Gennaro:

Yes. Hopefully, I explained that, but we think our customers today want this product and need it, to be honest with you.

Shelagh Glaser:

Yes. And I’ll just put some math on it. So as we have been so successful this year in year 1 of our original $3 billion goal, we’re raising our stand-alone CAGR from 25% to 26%. We feel really good about that. As we add in Momentive and we get the synergies, we believe we can drive the combination to a 27% CAGR. So we do believe that the joint combination is going to drive a much larger scale company growing at a faster rate.

Sagar Gupta:

Legion Partners Asset Management, LLC

Sagar Gupta from Legion Partners. I’m just curious to know more about the cross-selling motion you envision of packaging these solutions together from both companies and understand things are still being worked out. So just understanding how exactly will the products be cross-sold -- the Momentive products be cross-sold to Zendesk customers. Are you envisioning it being integrated into an existing Zendesk suite perhaps at a different higher-priced tier maybe? Or is it -- will be -- or would it be like up sold post-suite purchase? Just any more thoughts or details on that would be helpful.

Mikkel Asger Svane:

Yes. I just want to say that’s, of course, a lot of things that we will share more broadly later about the exact productization of these things. But yes, like the plan is definitely to embed some key functionality in the Suite and -- but also have that upsell motion. I think that’s been a lot of product led both that you give the customers the taste of the power and then let them unleash the power through upsell.

[…]

Jeffrey J. Titterton:

Yes. I mean our pricing packaging teams are hard at work planning out how we’re going to do this. I think what Mikkel talks about we’re not just going to toss it into the Suite and say, “Oh, you can get this added value,” because that would not be obviously financially beneficial necessarily to us. We view this as an opportunity as an add-on. We have a ton of history of selling add-ons. Eventually, of course, it will be probably brought into our suites in some form or another, and we’ll get more value that way. But that’s -- it’s going to be kind of a 1, 2 hit.

Norman Gennaro:

For our enterprise, a number of our customers, right, over time have not bought the Suite. And so we’re used to selling them individual products and upgrading them over time to the Suite or continuing to build on the products that they have and selling them additional things. So it’s not a requirement that an enterprise have the Suite. And so we’re used to that motion.

[…]

Stan Zlotsky:

Morgan Stanley, Research Division

Stan Zlotsky, Morgan Stanley. So as you guys push up market together, Zendesk and Momentive together, do you expect to start running into Qualtrics more often? And when and if that happens, how do you expect to -- the competitive landscape just start playing out?

Mikkel Asger Svane:

So I’m going to let Jeff talk about some of the kind of our experiences and what we’ve seen in some of the secret shopping and so on. Like I do want to share with everyone that like -- I think it’s important to understand that the origins of Momentive are much closer to the origins of Zendesk. We are much more familiar with that way of organic adoption and land-and-expand motion, all these things that is really like that strong product-led growth that can then be sales-accelerated.

I also want to say that like Qualtrics are definitely like positioning themselves higher and higher in the market and going after the bigger and bigger deals. And the organic serve still like an SMB product in many ways. So there’s a huge amount of gray space. That’s a huge amount of business for us to take there without it being us running into Qualtrics’ all of the time. What do they have for many customers? It’s still like a relatively small space they play in.

Jeffrey J. Titterton:

Yes. And we -- to make it a little bit more real for you, I’ll talk about some of our own experience with both of these brands because we are customers of both and we, as part of our diligence process, did a bunch of secret shopping really to better understand this. What we really found, which kind of maps to what we hear from the analyst community, and that’s what we hear from other companies and market is Qualtrics is a powerful product, of course. And -- but they are very much big, complex, slow product and quite expensive, frankly. That’s been our experience with them when we’ve done our brand tracker surveys. It takes a long time. You get good results, but it takes a long time and it’s quite expensive.

We did secret shopping with our core teams, not mini secret shopping, but the teams who actually live and breathe this kind of work every day. They were super excited by Momentive’s products. What they said is it’s like literally they listed the value props and their writeup without me even having to tell them what they were.

First of all, I got immediate time to value. Like with Qualtrics, if I had to go out and I did this survey work, it’s 3 months before I get it back. It will have to go source the panel. They have to go all do this. Momentive has these amazing panels that they can access right away in real time. And I’m getting results the day after I put the results in. I wake up the next morning and they are already coming in. I can start acting immediately on this value that I’m getting from this product.

Also, they were able to just set it up really easily themselves. They didn’t have to go through a big professional services process. I know Momentive offers that for those who need it. But again, for adept teams like ours, they want to just be able to go, go, go. And so all of those value props are really powerful for the enterprise. For companies like -- we’re an enterprise, we’re not a huge enterprise, but we’re a medium-sized enterprise. And we have big wallet that we can spend on these kind of things, but we want it to be easy. We want it to work. We want to be able to get that value very quickly. And we got all of that with them. I talked to my peers in the industry, same story, right? So I think we’re really excited about this.

[…]

Unknown Attendee:

Yes. Thanks very much. And thanks for all the detail. I know you guys ran through a lot of things that are new and appreciate Zander giving some information on Momentive, too. Why not partner first and prove this out? I know it’s a tough question. We don’t have the proxy yet. So maybe there’s other things we’re not allowed to know. We’ll know sooner. But I think that’s one question.

And maybe with Norm on -- you mentioned like, hey, 85% of Momentive’s enterprise customers don’t use Zen. If I look at the list, they’re using something. And so why does the customer intelligence piece of that flip them back towards Zen? Because that’s -- as you know, those are high gross retention rates for the people you’re competing with. So is that in the forecast? Or it’s like flipping a Fortune 2000 sort of like, if it happens, it happens. So I just want to make sure that if that’s in the synergies or not.

Norman Gennaro:

So yes, let me take that last part first. When we look at where Momentive is and the opportunity that we have to get into those accounts and talk to them, in many cases, those companies are not using the established brands and customer experience that you think about. The customer experience that we’re changing out, in most cases, still to this day, are bespoke systems. Those groups typically have been underfunded. They’re considered to be a cost center and the products that they’ve received and had to leverage are ones that when you switch out Zendesk and you put it in are dramatically transformational for them.

So the ability for Momentive open doors for us and have those conversations and us to be able to talk about what Momentive does with Zendesk and what Zendesk can do with Momentive, I think, is a huge opportunity for us.

Why partner as opposed to doing it directly? We’ve been partners for a long time, right? We’ve done things with Momentive before. These are products that our customers want to see integrated deeply into the Zendesk ecosystem and the ability for our sales teams to go to market and sell them, I think, is really where we see the opportunity.

Mikkel Asger Svane:

I do want to add to that. It’s much more interesting to kind of go all the way, and that’s really what we want to do here.

Jason Tsai:

We’re going to take the next question from online. You talked about a $3.4 billion stand-alone Zendesk revenue target in 2025. Can you break that down between -- whether it’s new customers, seat expansion, new products? Do you need to add additional capabilities or make additional acquisitions to get there?

Shelagh Glaser:

So the growth plan that I laid out, our stand-alone growth plan, is really modeled to us, the key investments. Mikkel talked about us making -- I think, Jeff and Norm brought to light that continued product innovation that we’ve been driving, and then the continued go-to-market expansion on enterprise. So that is really what it’s based on, which, of course, our growth is current customers continuing to expand with us but also bringing in those new customers.

Jason Tsai:

Great. Alex?

Aleksandr J. Zukin:

Wolfe Research, LLC

Thank you for the time. It’s great to see everybody in person after a long break. Alex Zukin from Wolfe Research. So Mikkel, it will be a 2-part question. The first one, when we looked at the presentation, obviously, it’s well laid out. The acquisition adds 1% CAGR to your stand-alone growth plan. Thus far, the stock has not performed and probably the way that you would have expected. What are people missing that you have in your mind, in your vision of why you did this deal?

And then for Norm, how are you going to get your salespeople to sell this product into the enterprise when for them, it’s a small incremental SKU to add to a bigger deal? Why not have gone after a Medallia, which is more targeted towards a more enterprise-grade use case?

Mikkel Asger Svane:

Yes, I’m going to answer Norm’s question. No, but that’s not us. Medallia has about 800 customers, something like that. We’ve grown our business through land and expand. We’re going in also more and more like directly into the enterprise. But then we grow them. And that’s our motion. That’s what we do. We don’t come in with a big -- like selling them this big vision. We make it real for them. We get people to put their hands on the applications and see the benefits and get the benefits quickly. That’s our DNA. That’s the DNA of Momentive, too. So that -- it’s just a very -- like this is a much more familiar motion for us.

I don’t want to speculate about who’s missing. Like when I have one-on-one conversations with all of you, like we have open and honest conversations, which has been fun and good. And I think everybody understands what we’re trying to do here and see the rationale in it. And like that it can accelerate our growth short term, great. Like I think that’s our obligation as a public company, keep executing.

But like we’re building for the long here, also beyond, what can we do in ‘25 and beyond. And that’s really what we’re focused on. Like we have an obligation to live up to kind of the promise we made to our customers about ultimately helping them build much better relationships with their customers and help them build better businesses. And we need to take on that next chapter to fully live up to our own expectations there. And that’s what we want to do. That’s what this business is about. And that’s going to continue to fuel our growth beyond ‘25. So that’s our rationale.

[…]

Norman Gennaro:

Mikkel did it very well, but I think that’s the exact point, right? When we think about our sales team taking this to market into their -- delivering that customer intelligence vision is certainly powerful. But then think of all the other use cases across an enterprise that you can immediately have an insight -- or be able to bring insight to be able to have a conversation about. Many of our customers use us for internal use cases. About 30% have either NHR use case, NIT help desk, a legal help desk. There’s many cases where they want to be able to do this same type of work for their internal employees, their internal capabilities.

And so for our sales team, this broadens the aperture that they have. And so while we may look at it and say, “Oh, it’s just a small add-on that they could do. Why would they care about this, Norm?” First off, it’s things that customers are asking them for. So it solves that problem right off the bat. It’s a thing that they know how to sell because they’re talking to customers about what they’re trying to do and understand with their customers. And then it gets us into many more opportunities, departments, organizations across the board.

Jason Tsai:

Great. Next question, Ken, at the back?

Hoi-Fung Wong:

Guggenheim Securities, LLC, Research Division

Ken Wong, Guggenheim Securities. This question is for you, Shelagh. So you laid out the long-term margin targets, and I’m sure you’ve seen in the past that they typically serve more as a starting point with a lot of wiggle room. Like how should we think about this particular framework that you’re laying out? Is it something that’s going to be more rigid that investors could anchor to? Or is it still going to be a moving target as you guys grow to those targets?

Shelagh Glaser:

So I think as we have worked through this combination and what we see as the opportunity set that we’ve talked about, we believe getting to that much larger scale and that higher growth really makes this within our rational operational plan. So that’s what we’re going to move towards. That’s why I gave that range.

Jason Tsai:

So the next question, we’ll take it from online. Some of your peers have extended into sales, marketing and other clouds instead of remaining focused on service. Why not follow the same approach? Why not look at CDP? Why down this path? Why -- how -- do you expect to be competitive with your peers given that they’ve expanded?

Mikkel Asger Svane:

We try to give the rationale today how we believe we have a unique approach here to kind of building -- start building these rich customer profiles, rich customer personas that you can build into your business processes. And that’s really what we are focused on. And we get -- we believe that gives us increasingly permission to play outside of kind of our cost base like, and then helping businesses with workflow across the business, the way that we are starting to see with a lot of our customers today.

So we see this as a customer -- a very customer-centric way of helping out how customers do better and ultimately helping us getting out into more parts of their business. That is our approach. What some peers are doing with their clouds and stuff, we have Sunshine beyond the clouds. And that’s how we think about it.

Jason Tsai:

Go ahead please.

Drew Figdor:

Tiedemann Investment Group

Drew Figdor, TIG. Just wanted to understand consensus operating margin are about 20%. They’re lower in the slide deck. And if you can explain sort of how much of that is the combination of the Momentive being lower margins or what sort of drives that?

Shelagh Glaser:

So as we think about our operating margin target, we want to continue to invest in growth. So growth is really paramount to the business. And we want to make sure that we are putting the right R&D investment, the right marketing investment and so we can still have that top line. So that’s how we’re thinking about our operating margin.

Drew Figdor:

Tiedemann Investment Group

Can I ask whether that changes for stand-alone versus combination?

Shelagh Glaser:

We believe that over time, the combination will be higher gross margin than the standalone.

Jason Tsai:

Next question? Right there.

Jeffrey Parker Lane:

Stifel, Nicolaus & Company, Incorporated, Research Division

It’s Parker Lane from Stifel. Zander talked about the application of Momentive’s platform for internal use cases like employee experience. Can you just talk about how Zendesk’s platform is applied to those use cases today and what the future vision looks like maybe 5 years out with the combined entity?

Mikkel Asger Svane:

Yes. So I think it’s about -- what is it about? 20-something percent of our business today are some internal use cases. Like we do a lot of HR, we do a lot of IT and then there’s a bunch of like gray zones across multiple kind of use cases within the organization. And we’re definitely seeing a lot of those things kind of come together. We definitely see a lot of these business processes coming together. And with some of our very large enterprises like some of these big internal use cases are almost like identical to some external use cases.

So we’re very excited about them. We’re never going to be a specialty HR company or a specialty IT company. That’s not the business we’re in. We are around building that intelligence and ease of use and by minimizing the friction in these engagement processes. And that’s what we’re focused on. Makes sense?

Jeffrey J. Titterton:

Can I just add? Our value props are really aligned to these internal use cases because a lot of times, these teams have access to huge development teams that can do work for them and just all of our out-of-the-box functionality plus our extensibility is really powerful for them in allowing Norm’s team to do a lot of selling.

Jason Tsai:

Great. Taylor?

Taylor Anne McGinnis:

UBS Investment Bank, Research Division

Taylor McGinnis. I’m from UBS. Shelagh, a question for you. So going back to the organic question that you got earlier, when you think about the $3.4 billion, can you just talk a little bit about more how that breaks down from like a product standpoint? So could you get there with just core customer service? Or do you need to start seeing the upsell opportunity with Sunshine and Sell and some of those other areas like Suite, too?

Shelagh Glaser:

Well, Suite is certainly a part of our core business, so Suite would be a part of it. But the main growth trajectory is really our core, inclusive of Suite. That’s the main driver.

Jason Tsai:

The next question, we’ll take it from online. How do you think about the revenue de-synergies? Are you accounting for this in your synergy assumptions? Will you lose some of the partners that Momentive has? And how much of an impact on their revenue base and growth assumptions?

[…]

Jeffrey J. Titterton:

I mean, if you -- it’s de minimis, right? I mean I think, first of all, I don’t think anyone is going to drop Momentive. I mean we all live in this open -- world of open ecosystem. We certainly work with those other companies in a variety of ways already. That’s just the way of the world, and you closing that off would be against their better -- their business. So I think we won’t really see any impact. And frankly, from the data we’ve seen, it’s de minimis impact anyway even if it happened, which it won’t.

Shelagh Glaser:

Right.

Jason Tsai:

Great. Samad, go ahead.

Samad Saleem Samana:

Jefferies LLC, Research Division

Samad Samana from Jefferies. Mikkel, I know we’ve gotten a lot of information about the 2 companies combined. I guess I’m curious, just since the deal hasn’t actually closed, how much have you guys already done in terms of starting to either merge the companies or think about workflows? I was just wondering if there’s risk there, if there’s a distraction. It sounds like you’re shaking your head no to that. So I’ll just jump to Shelagh with just going to be my multipart question.

Anyways, for Suite, it’s impressive that you guys are already at 25% in terms of penetration into the base. Can you help us understand for 2021, since it just came out at the start of the year, how much of that was driven by existing customers moving over to the Suite versus new units of the Suite actually sold during the year?

Shelagh Glaser:

Yes. And it’s a combination. We’re seeing new customers come on the Suite. I think Norm talked about 85% of the enterprise customers are coming on, and then we’re seeing existing customers move over to Suite on renewal. So -- and we expect that to continue. So I think the Suite is turning to be the right solution for both sets of customers.

Mikkel Asger Svane:

I think we quantified some of this in the latest...

Samad Saleem Samana:

Jefferies LLC, Research Division

Yes. Just the triangulation on the mix by any chance between you and existing, if you can give that.

Mikkel Asger Svane:

I think we’ve quantified some of that in the latest earnings release, didn’t we?

Shelagh Glaser:

Yes. Do you have that, Jason?

Jason Tsai:

Yes. I think new -- of our new customers, new business coming in, about 85% of that revenue is coming in on Suite. So it is a big driver for new business coming in. And certainly, we see, as they come in, they will expand at a higher price point.

Mikkel Asger Svane:

Yes. So as far as I remember, it was like between -- what is it? In the 40s percent that came from new customers of their contribution.

Shelagh Glaser:

Yes.

Jeffrey J. Titterton:

The 25% mix.

Shelagh Glaser:

The 25%, exactly.

Mikkel Asger Svane:

Yes, yes, yes.

Shelagh Glaser:

So 40 out of that, yes.

Mikkel Asger Svane:

Something like that.

Shelagh Glaser:

But again...

Mikkel Asger Svane:

I think it was in the latest earnings release.

Shelagh Glaser:

Yes. And my expectation is that we continue that. It’s not -- I mean then back to Taylor’s same question. The expectation is we continue that.

Jason Tsai:

Ryan, go ahead.

Ryan Patrick MacWilliams:

Barclays Bank PLC, Research Division

Ryan MacWilliams from Barclays. Just for Jeff or Norman. You mentioned 300 requests from Momentive customers for Zendesk integrations. So any specific use cases you can capture immediately? And then for Norman, 4 deals a quarter, how should we think about that? At a high hurdle pretty easy? I just wanted some clarity on that.

Jeffrey J. Titterton:

I think we can up that number. Yes, I mean some of the use cases I laid out are some of the ones that we’re already looking at. Within our functionality already, we have surveys that we fire off when customers do a customer service interaction with us. We will build more advanced Momentive functionality right in there. So that’s probably the easiest, lowest hanging fruit frankly, where you’re going to be in a workflow that has massive volume. That’s a great place to be if you want to sell more. It’s a place where our customers are every single day, talk about a great upsell, right?

I think on the Momentive side, there’s also integration points we can do. That was their the voice of the customer they’ve been hearing about, which is, “Hey, when I do a survey, I want to connect it to my CRM because I want to do something with that survey. If people are having a bad experience, I want to be able to go out with a response and I also want to have a different action when they have a good response.” So those are the 2 easiest that we’ll be doing. And then, of course, that longer -- that other vision I laid out, we’ll be building more. Integrate, integrate, integrate.

Norman Gennaro:

Are you asking me to raise my quota? Shelagh, you can close your ears.

Shelagh Glaser:

I’m good with it.

Norman Gennaro:

Look, we think the one per rep for a quarter is very rational, right? I mean if we look at our base, if we know -- listen to what they’re telling us, this should not be complicated, right? I think this is -- it’s also something that, like I said before, our reps understand this use case, right? They understand as they talk to our customers about what their customers are doing and giving them more insights about it, this topic of surveying them and understanding what they’re really looking for and bringing that information back into Zendesk is the conversation they’re already having with our customers.

So it’s something I’m confident that we can get our reps up to speed on. Look, as we think about the market research and other more complex products, that will require more enablement for our sales teams. But right off the bat, to get feedback, the survey product is one that we should be able to easily adopt.

Jason Tsai:

Great. Next question, we’ll do online and then we’ll come back to the room. Can you give an update on your Sell product? What’s the product road map worth? Do you expect to -- do you expect it to become an enterprise-grade product?

Jeffrey J. Titterton:

Do you want to take that?

Mikkel Asger Svane:

Yes.

Jeffrey J. Titterton:

Okay. Yes. So we actually have a really exciting road map. We are definitely moving it up more into commercial and up into the enterprise. That is a big part of the plan. We’re also really connecting a lot closer to Zendesk core. So we really want the interaction between support. And as Mikkel said, you’re building customer experiences, not building siloed team. So we’re really connecting that much closer to Zendesk support so that the sales and support teams can work well together. A lot of the functionality we talked about around messaging, et cetera, is going to be going into the Sell product. Again, this is going to give it more power and more differentiation. So we still are bullish on Sell.

Jason Tsai:

Great. Go ahead.

David E. Hynes:

Canaccord Genuity Corp., Research Division

DJ Hynes from Canaccord. Maybe one for you, Jeff, while you have the mic. As we think about the vision for kind of customer intelligence platform, right, obviously, SurveyMonkey gives you a survey piece of it, which is a huge data input. First, like what are maybe some of the underappreciated assets that you’re getting with SurveyMonkey that contribute to the vision? And then second, like as you think about how this plays out over multiyears, like what are some other pieces that make sense to add to a customer intelligence platform?

Jeffrey J. Titterton:

Yes, I’ll talk about a couple of things, and you probably want to weigh in here as well, I’m sure. So first of all, I mean, the survey functionality is much more advanced than what we have, obviously, and there’s a lot more data backing a lot more analytical power. So we think there’s just huge use cases there. It’s not just surveying, right? It’s really collecting insight for your customers.

I’m going to talk about something I’m personally very excited about, which Zander mentioned it, but it is a smaller business they have that is, in my mind, a gold mine waiting to happen. I’m really excited. This is their market research business. I come from a background where I do a lot of market research and it is expensive and painful and never a good experience. And their market research business, I talked a little bit about before, it is an amazing asset, frankly.

Like the way they work this, they source panels from this huge survey arm they have, and they are able to get people to do -- participate in market research. And again, as I said, that’s huge because just as long -- when I’m sourcing market research, I have to source a panel, which costs me like $100,000, like, right there. But with this, you can source it less expensively. It’s still a higher price point. It’s great. But then they pass these users in because they incent them from the survey. They say, “Hey, do you want to give $0.50 to charity?” That passes into their panel.

So they can source panels for you like on the fly and then you can do market research and start getting that benefit right away, as I was talking about earlier. It’s hugely disruptive. I feel like there’s just this gem sitting there waiting for us to just take that and run with it.

Mikkel Asger Svane:

Yes, the notion -- the opportunity to kind of go out and survey over time, your personas, that so you can match it incredibly tightly to the customers that you’re already kind of serving is incredibly powerful. And like we definitely have some work to do to -- not like, it’s not about the capabilities there. We just want to make it seamless and super easy. And so the capability to overlay that research data with your business processes and like how you serve your customers is really, really powerful. And like that is something that we will have to kind of -- we will have to show it so people can really to understand the potential of it, but then we believe that we can sell like hot cakes.

Jeffrey J. Titterton:

Yes. I mean it gives you that feel like what the customer actually is thinking and feeling, which is we all have all this access to data of what they’re doing, right, which is great, and you can use that. But to really understand how they feel about it and that sentiment is incredibly powerful for all those different use cases we described.

Jason Tsai:

Great. The next question, we’ll take from online. What is assumed in terms of sales rep hiring in ‘22, ‘23 and beyond? How does this productivity metric alone -- how does the product metric that you’ve laid out drive the sales relative to new hires versus existing ramping up for the synergy?

Shelagh Glaser:

Yes, I’ll just answer the question kind of generally. So Norm has a sales team. He already has one. As a part of our usual planning process, we invest in the sales team that Norman and Jeff has. In general, the investment rate is somewhere around our growth rate. So that’s kind of the standard model that we have. So there isn’t anything unusual assumed in any of our rep numbers.

Jason Tsai:

Go ahead.

Christopher Shane Madison:

William Blair & Company L.L.C., Research Division

Chris Madison from William Blair. You talked a few times this morning about a lot of customer pent-up demand. Are there any particular verticals or geographies that you would highlight as especially interesting for early cross-sell?

Norman Gennaro:

So I want to say geos, for sure, because I think this is a very -- and the same thing for verticals, actually, a horizontal play. And that’s typically been the case Zendesk as a whole, right? If you think of the verticals that we are in -- I highlighted a couple in our presentations today. But you name a vertical, and I can rattle off a number of customers in that space.

So that’s one the beautiful things about Zendesk over the years is that we have had a strong presence in a number of markets and are not tied to specific verticals. But think of anything just right off the bat where you have a B2C market, right? That is where you’re going to see surveys immediately become needed and present.

Jason Tsai:

Great. Next question, we’ll take from online. So you talked about the early integrations. Can you talk about what additional capabilities, the integrations you expect to do further down the road? What additional capabilities that will unlock and how does that expand your addressable market?

Jeffrey J. Titterton:

Well, I think we painted that vision. I can kind of reiterate it. We have a series of increasing integrations that we will be doing, and it’s really about all, first of all, for the CX audience, really enabling them to gather that insight that allows them to take action with their workflow, right? Connecting that insight and action is the primary use case that we think will get the biggest value out of in the short run.

It also does unlock a lot of TAM. I think we had some TAM numbers in there, right? Combined TAM is quite large. And a big opportunity for us, obviously, to sell to our existing CX space, but also to start to get into these other use cases, right? We laid out sales, marketing, internal. We already do some of these at Zendesk, right? We’re so known for CX, but we do, do these use cases, and this is going to really unlock more there for us.

Jason Tsai:

Great. Another one from online. Does Suite adoption pull forward revenue growth? How sustainable is the growth tailwind from Suite? What are the additional benefits you’re seeing with Suite longer term?

Norman Gennaro:

So I would not say that it pulls forward. What it does is it drives additional capabilities into our accounts, which is a larger deal size. But when we think about customers, am I pulling demand forward and, therefore, I’m not going to get it later, we don’t see that happening. As a matter of fact, the customers are expanding faster as they see the value that they can drive with Zendesk, so they can see the use cases that they can use across the organization. So they’re expanding at least as fast, if not faster, as they get more traction and understanding of the capabilities we bring.

Jason Tsai:

Yes, go ahead.

Unknown Attendee:

Thanks. I remember from your last Analyst Day, which seems like a long time ago, you were pretty excited about the system integrator partnerships, but it was very early in building those out. Can you talk a little bit more about how much those are contributing to enterprise deals and maybe helping to drive larger deal sizes?

Norman Gennaro:

Yes, sure. So when we think about our bigger deals, partners, as I talked about, are in about 40% of those. Those aren’t always the GSIs, right? The GSIs, as I think we all know, is always going to be a long journey. They do many things for us though, right? In these big enterprises, they have an established presence. In many cases, they are talking to us about how they can leverage Zendesk and are opening some doors for us. And they also have BPO offerings as well. So there is a natural play with Zendesk.

We’re not a big services shop though, right? I mean Zendesk, the value that we bring is bring it in, get it up and running quickly. So what we’ve always talked about with the GSIs is the knowledge transfer. The ability to take an enterprise and transform those brittle processes that they have and make them into the new-age customer engagement models that you need. So that’s what we talk to the GSIs about, and that’s where they’re helping us.

Jason Tsai:

Great. We’ve got a couple of more questions online, but I want to see if anybody in the room had any more questions. Right there in the back?

Unknown Attendee:

[…]

What’s the game plan for getting the shareholder votes? Like how do you plan to go about that?

Mikkel Asger Svane:

Well, we’re going to tell our story, and we’re going to quantify it. We’re going to qualify it and we’re going to share details as we’ve done today. And that’s kind of our plan. We want you to fall in love with what we fall in love with, and that’s the plan.

Jason Tsai:

Great. Next question from online. Why not buy or build a CDP?

Mikkel Asger Svane:

So it’s important to remember what it is, at Zendesk, what we do. Like we make things easy to use. We make things easy to hit the ground running with, get people on board and like get spread out into the organization. We sell tools that are incredibly easy to use. A CDP in its core is like -- first and foremost, it’s many things to many people. And like even people who consider themselves CDPs -- anyway, sorry.

We focus a lot more on kind of the output. Like what’s happening behind the scenes, you can call some of that CDP-type functionality we are doing right there. We’re focusing much more on the output it provides, the value it creates. That’s what we do. We democratize these things so they’re easy for businesses to use. So that’s -- I would say, that’s the biggest differentiation. Or that’s how we want our customers to think about our products, and that’s how we want you to think about our products. I hope that makes sense.

Jason Tsai:

Great. And I think the last question for today. Momentive has had a hard time moving upmarket. Why do you think you can change that? Could it be that their value proposition just doesn’t resonate with that higher-end market?

Mikkel Asger Svane:

So I’m going to let you guys put some more meat on that. But like you guys have been beating us up about our enterprise motions like 7 years now. And we’ve had many false starts, and we definitely messed up a couple of times. It’s a journey to get there. But like we’ve kind of found our groove and we’re executing on that. And that’s our -- we can help the Momentive people get that route really, really quickly.

And that -- it’s -- Momentive is a newly public company. Like they’ve been living in a pandemic for most of their lives. Like that’s -- they haven’t had a chance of doing this, and we can help them doing this very, very quickly.

Jeffrey J. Titterton:

I’m also just going to add, they’re already in the enterprise. I mean you saw the data from Zander, 40,000 enterprises in their paid base. And they’ve just started tapping into doing a sales-assisted motion with them. And when they do, they get that 4x lift. I mean it is happening. They’re just earlier, and we can really help them with that. I mean, as Zander talked about going to varsity, I like that analogy. Like we just have done this. We’ve learned the hard way, as Mikkel said. And they already have presence. That’s the greatest news ever. Everybody’s heard of them. You land. You expand.

Norman Gennaro:

We’ve talked about this. Hopefully, it came clear in my part of the presentation. We’ve spent a lot of work over the years investing in this position, working with the teams, building them out. We have a global presence. We know how to do this. I think bringing Momentive in allows us to leapfrog over those years that we’ve gone through already and immediately take that Zendesk motion to Momentive and bring it forward.

Jason Tsai:

Great. Thank you. I think Mikkel’s got some final comments here. I think that’s the end of our Q&A session.

Mikkel Asger Svane:

Yes. Speaker notes. No? It’s been great seeing everybody. It’s been great seeing you in person. It’s been great spending some time together. And as I said before, I want you to leave with the things we’ve served with you today. Like we are on a tear. We believe we’re doing really, really well. We have really good line of sight to ‘25, and we’re already ahead of our own expectations. This combination is giving us a unique proposition to allow companies to engage, serve and acquire their customers. And we build that -- we believe that’s a really unique opportunity that will help us lead the customer intelligence market, build a whole new category here and set us up for continued accelerated growth after ‘25.

There’s a lot of near-term, low-hanging fruits, opportunities to work on, and we are very excited about that. It’s a -- Momentive, in many ways, is a fantastic company, fantastic products. It’s a fantastic leadership team. You heard Zander today, he’s a fantastic guy. And he speaks coherent English, which will help us.

So I want to leave you with that. And again, thank you for your participation here. Thanks for taking the time to meet in person like that.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk, Inc. (“Zendesk”) and Momentive Global Inc. (“Momentive”). In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com/ir-home/default.aspx or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive Global Inc. at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Zendesk is not responsible for, and has not participated in the preparation of, the financial information of Momentive. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the risk of a potentially adverse reaction by Zendesk stockholders or Momentive stockholders that oppose the proposed transaction; (ix) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (x) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (xi) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xii) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xiii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiv) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xvi) the intensely competitive market in which Zendesk operates; (xvii) the development of the market for software as a service business software applications; (xviii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xix) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xx) Zendesk’s ability to develop or acquire and market new products and to supporst its products on a unified, reliable shared services platform; (xxi) Zendesk’s reliance on third party services, including services for hosting, email, and messaging; (xxii) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxiii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiv) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxvi) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvii) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxviii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxix) Zendesk’s ability to comply with privacy and data security regulations; (xxx) Zendesk’s ability to optimize the pricing for its solutions; and (xxxi) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.